Exhibit 99.1

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/09/01 Amended 01/01/11

Name of entity Bionomics Limited
ABN 53 075 582 740

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Dr Errol De Souza
Date of last notice	1 September 2020

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.

Date of change	22 December 2021

No. of securities held prior to change	366,698 Ordinary Fully Paid Shares 500,000 Unlisted Options

Class	Unlisted Options

Number acquired	61,216,767 Unlisted Options

Number disposed	0

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Nil

No. of securities held after change	366,698 Fully Paid Ordinary Shares 61,716,767 Unlisted Options

+ See chapter 19 for defined terms.

01/01/2011	Appendix 3Y Page 1

Appendix 3Y

Change of Director’s Interest Notice

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back

•  47,786,607 Unlisted Options issued pursuant to Dr De Souza’s Employment Agreement dated 20 June 2021, which issue was approved by shareholders pursuant to Resolution 11 of the Company’s Annual General Meeting held on 2 December 2021; and

•  13,430,160 Unlisted Options issued following the Company’s initial public offering and listing on the Nasdaq Global Market, which issue was approved by shareholders pursuant to Resolution 12 of the Company’s Annual General Meeting held on 2 December 2021,

(being a total of 61,216,767 Unlisted Options).

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	N/A

Nature of interest	N/A

Name of registered holder (if issued securities)	N/A

Date of change	N/A

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A

Interest acquired	N/A

Interest disposed	N/A

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A

+ See chapter 19 for defined terms.

Appendix 3Y Page 2	01/01/2011

Appendix 3Y

Change of Director’s Interest Notice

Interest after change	N/A

Part 3 – +Closed period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	No

If so, was prior written clearance provided to allow the trade to proceed during this period?	N/A

If prior written clearance was provided, on what date was this provided?	N/A

+ See chapter 19 for defined terms.

01/01/2011	Appendix 3Y Page 3